EXHIBIT 99.1

Rubico Announces Acquisition of another Two Newbuilding MR Tankers and a 40% Increase of Potential Gross Revenue Backlog to About $523 Million

ATHENS, Greece, Nov. 10, 2026 (GLOBE NEWSWIRE) -- Rubico Inc. (Nasdaq: RUBI) (the “Company” or “Rubico”), a global provider of shipping transportation services specializing in the ownership of vessels, announced today that it has entered into a share purchase agreement (the “SPA”) with Top Ships Inc., a related party, to purchase the shares of two companies (the “SPVs”), each of which is party to a shipbuilding contract with Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the construction of a 47,499 dwt chemical/product oil carrier (the “Newbuilding MR Tankers”). The Newbuilding MR Tankers are scheduled for delivery in the fourth quarter of 2028 and the fourth quarter of 2029, respectively. Each SPV has secured time charter employment for its vessel with Trafigura Maritime Logistics Pte Ltd, starting from its delivery and for a firm duration of seven years, with charterer’s option to extend for four additional years. The total potential gross revenue backlog from these contracts, including available charterer extension optional periods, is about $150.9 million.

Each SPV has also entered into a sale and leaseback financing agreement with a major Chinese leasing company for an amount of 85% of the installment payments under its shipbuilding contract. The first installment of the shipbuilding contract for each vessel amounting to $6.8 million has already been settled. Each financing bears an interest rate of Term SOFR plus a margin of 1.80%. Under the financing, following the delivery of each vessel, the Company will pay quarterly installments of $0.5 million per vessel over a period of 10 years with a balloon payment of $18.2 million per vessel payable together with the last installment. Top Ships Inc. and the Company will provide corporate guarantees in favor of the leasing company.

The aggregate purchase price for 100% of the shares of the SPVs is $14.5 million (the “Consideration”), payable at closing in cash or, at the Company’s election, in whole or in part in the Company’s Series G Perpetual Convertible Preferred Shares. The transaction is expected to close by March 31, 2027, subject to customary closing conditions.

The acquisition was approved by a special committee composed of independent and disinterested members of the Company’s board of directors, which obtained a fairness opinion with respect to the consideration paid to acquire the SPVs from an independent financial advisor.

Kalliopi Ornithopoulou, the Company’s President, Chairwoman & Chief Executive Officer, stated:

“This acquisition, consistent with our strategy of deploying capital into our core tanker business, marks a significant milestone that further expands our fleet and strengthens our contracted revenue base. As a result, our total potential gross revenue backlog including available charterer extension optional periods from our five newbuilding MR tankers, upon closing of the acquisition, increases to approximately $377.1 million. Including contracted time charters for our operating fleet, total potential gross revenue backlog—including available charterer extension optional periods —rises to approximately $523.1 million, underscoring the strength and visibility of our future cash flows.”

About the Company

Rubico Inc. is a global provider of shipping transportation services specializing in the ownership of vessels. The Company is an international owner and operator of two modern, fuel efficient, eco 157,000 dwt Suezmax tankers. Furthermore, the Company owns three 47,499 dwt MR tanker newbuildings scheduled for delivery in the second, third and fourth quarters of 2029 and a 60-meter newbuilding megayacht scheduled for delivery in the second quarter of 2027, which the Company intends to divest. In addition, the Company has entered into a share purchase agreement to acquire two shipowning companies that own two high-specification 47,499 dwt MR tanker newbuildings scheduled for delivery in the fourth quarters of 2028 and 2029, with closing of the share purchase agreement to occur by March 31, 2027.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Athens, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “RUBI”.

Please visit the Company’s website at: https://rubicoinc.com/

For further information please contact:
Nikolaos Papastratis
Chief Financial Officer
Rubico Inc.
Tel: +30 210 812 8107
Email: npapastratis@rubicoinc.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including statements regarding the Company’s pending acquisition of the SPVs, the expected timing and satisfaction of the conditions to closing, the manner of settlement of the consideration, including the potential issuance of Series G Perpetual Convertible Preferred Shares; the construction, delivery, employment and financing of the Company’s newbuilding vessels, including the financing of 85% of their shipbuilding installments and the related corporate guarantees; potential gross revenue backlog, the declaration of optional periods under the related time charters, and future revenues and cash flows; the Company’s fleet growth strategy; and the potential divestiture of the Company’s newbuilding megayacht.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.